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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: December 31, 1997

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:
Neurocrine Biosciences, Inc.
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Former Name if Applicable:

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Address of Principal Executive Office (Street and Number):
3050 Science Park Road
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City, State and Zip Code:
San Diego, CA  92121
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

[XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[XX] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period (attach extra sheets if needed):

        On December 23, 1997, certain Canadian institutional investors (the "Investors") exercised their right to exchange 610,000 shares of Series A Preferred Stock of Neuroscience Pharma (NPI) Inc., a minority owned subsidiary of the Registrant, for warrants (the "Warrants") exercisable for 600,502 shares of Common Stock of the Registrant. On the same date, the Investors exercised the Warrants. The Registrant could not file the Form 10-K for the year ended December 31, 1997 within the prescribed period because of the additional time needed by the Registrant and its auditors to confirm the proper accounting treatment for the aforementioned transactions. The Registrant believes that the Form 10-K will be filed on or before the allowed date under Rule 12b-25.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Paul W. Hawran              (619) 658-7600
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        (Name)                      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [xx] Yes [ ] No

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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [xx] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Registrant had income from operations of $2,950,000 and net income of $5,874,000 in the fiscal year ended December 31, 1996. In the fiscal year ended December 31, 1997, the Registrant anticipates that its income from operations and net income will be lower than in 1996, due to increased research and development expenditures during 1997 and the potential effect of the accounting treatment of the transactions described in Part III above.


                          NEUROCRINE BIOSCIENCES, INC.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       March 31, 1998                         By: /s/ Paul W. Hawran
                                                     ---------------------------
                                                   Paul W. Hawran
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                                    EXHIBIT A

                             ACCOUNTANTS' STATEMENT

        We have read the Form 12b-25 prepared by Neurocrine Biosciences, Inc. related to its filing of Form 10-K for the year ended December 31, 1997.

                                                   /s/ Ernst & Young LLP
                                                   -----------------------------
                                                   Ernst & Young LLP

San Diego, California
March 31, 1998